082-01252

RECEIVED NESTLÉ S.A.

2007 FEB 20 P 12:59

CORPORATE COMMUNICATIONS
DEPARTMENT

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

07021186

Vevey, 9 February 2007
FXP/dme

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"):

- Today's Press Release entitled

"President Luiz Inácio Lula da Silva and Swiss Economic Affairs Minister Doris Leuthard open new Nestlé plant in Brazil"

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (e-mail: *francois-xavier.perroud@nestle.com*) should you have any questions.

Yours sincerely,

PROCESSED
FEB 23 2007
THOMSON
FINANCIAL

F. X. P

F.X. Perroud
Vice President

Encl.

Nestlé

PRESS RELEASE

President Luiz Inácio Lula da Silva and Swiss Economic Affairs Minister Doris Leuthard open new Nestlé plant in Brazil

Feira de Santana, 9 February 2007 – President Luiz Inácio Lula da Silva of Brazil and Switzerland's Economic Affairs Minister Doris Leuthard today opened a new Nestlé plant mainly dedicated to the manufacturing, packaging and distribution of products aimed at consumers in Brazil's north eastern state of Bahia. The initial investment of USD 47 million in the site is creating over 2,000 direct and indirect jobs in this economically-deprived region.

This new plant in Feira de Santana is a milestone in Nestlé's increasing focus on Popularly Positioned Products (PPPs) aimed at the specific needs of the world's over 2.8 billion low-income consumers who earn less than USD 10 per day.

The 50 million consumers in the north east of Brazil will in future have better access to high-quality Nestlé products, packaged in more affordable sizes, often distributed door-to-door or through small neighbourhood shops, and especially adapted to their nutritional needs and tastes. For example, Nestlé will sell 200g packages of *Ideal* powdered milk enriched with iron, calcium and vitamins A, C and D, smaller packets of *Bono* and *Negresco* biscuits, as well as *Nescafé Dolca*, a milder soluble coffee.

Peter Brabeck-Letmathe, Chairman and CEO of Nestlé, said: "This new regional initiative makes good ethical and good business sense. It provides both improved access to quality food for lower income families and a significant boost to the local economy. Through this step, Nestlé Brazil will continue to create shared value by meeting shareholders' expectations while, at the same time, promoting social inclusion."

President Luiz Inácio Lula da Silva said: "Nestlé's initiative is a concrete example of how to generate jobs and income to make this country a fairer place, a place where people have the right to work, study and buy affordable products."

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*

END